

December 13, 2011

Via E-mail
Mr. David T. Foy
Executive Vice President and Chief Financial Officer
White Mountain Insurance Group, Ltd.
80 South Main Street
Hanover, NH 03755-2053

> **Re: White Mountain Insurance Group, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-08993**

Dear Mr. Foy:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Invested Assets, page 87

1. You disclose material investments in foreign government, agency and provincial obligations. Please provide revised proposed disclosure to be included in your next periodic report to disclose your sovereign risk exposure to each European peripheral country, including: Ireland, Greece, Portugal, Spain and Italy. Please break out the exposure for sovereign entities, financial institutions, non-financial institutions and other individual/entities by country of origin.

Notes to Consolidated Financial Statements
Legal contingencies, page F-74

2. You state that none of your legal contingencies is expected by management to have a material adverse effect on your financial condition and/or cash flows. Your disclosures do not appear to be in compliance with ASC 450-20-50. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, provide us proposed disclosure to be included in your next periodic filing to either disclose an estimate (or, if true, state that the amount is not material in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant